UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71567 / February 19, 2014

Admin. Proc. File No. 3-15633

In the Matter of

CATCH BY GENE, INC.,
FOUR STAR HOLDINGS, INC.,
GREAT SPIRITS, INC.,
SOLID MANAGEMENT CORP.,
SHATRUSEN, INC., and
TEXAS SWEET CRUDE OIL CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Catch By Gene, Inc., Four Star Holdings, Inc., Great
Spirits, Inc., Solid Management Corp., Shatrusen, Inc., and Texas Sweet Crude Oil Corp., and
the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge[2] has become the final
decision of the Commission with respect to Catch By Gene, Inc., Four Star Holdings, Inc., Great
Spirits, Inc., Solid Management Corp., Shatrusen, Inc., and Texas Sweet Crude Oil Corp.
The order contained in that decision is hereby declared effective. The initial decision ordered
that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the
registered securities of Catch By Gene, Inc., Four Star Holdings, Inc., Great Spirits, Inc., Solid
Management Corp., Shatrusen, Inc., and Texas Sweet Crude Oil Corp. is revoked.

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Catch By Gene, Inc., Four Star Holdings, Inc., Great Spirits, Inc., Solid Mgmt. Corp.,
Shatrusen, Inc., Texas Sweet Crude Oil Corp.,* Initial Decision Rel. No. 547 (Jan. 6, 2014), 107
SEC Docket 20, 2014 WL 31707. The stock symbols and Central Index Key numbers are:
CBYG and 1497590 for Catch By Gene, Inc.; FSTH and 1433605 for Four Star Holdings, Inc.;
GSPS and 1407412 for Great Spirits, Inc.; no stock symbol and 1088205 for Solid Management
Corp.; no stock symbol and 1425035 for Shatrusen, Inc.; and TXSC and 1389871 for Texas
Sweet Crude Oil Corp.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
CATCH BY GENE, INC.,	:	INITIAL DECISION MAKING FINDINGS
FOUR STAR HOLDINGS, INC.,	:	AND REVOKING REGISTRATIONS
GREAT SPIRITS, INC.,	:	BY DEFAULT
SOLID MANAGEMENT CORP.,	:	January 6, 2014
SHATRUSEN, INC., and	:	
TEXAS SWEET CRUDE OIL CORP.	:	

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Catch By Gene, Inc., Four Star Holdings, Inc., Great Spirits, Inc., Solid Management Corp., Shatrusen, Inc., and Texas Sweet Crude Oil Corp. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on December 4, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by December 11, 2013.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§

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[1] Catch By Gene, Inc., a Nevada corporation, was served with the OIP by personal service on its Nevada registered agent on December 6, 2013, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) and Nev. Rev. Stat. § 78.090. Each of the remaining Respondents was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Catch By Gene, Inc. (CIK No. 1497590),[2] is a revoked Nevada corporation located in Gangwon-do, Korea, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $248,558 for the prior nine months. As of November 26, 2013, the company's stock (symbol "CBYG") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Four Star Holdings, Inc. (CIK No. 1433605), is a dissolved Florida corporation located in Odenville, Alabama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $689,214 for the prior nine months. As of November 26, 2013, the company's stock (symbol "FSTH") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Great Spirits, Inc. (CIK No. 1407412), is a Colorado corporation located in Granbury, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2010, which reported a net loss of $315,826 for the prior nine months. As of November 26, 2013, the company's stock (symbol "GSPS") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Solid Management Corp. (CIK No. 1088205) is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[3] for the period ended March 31, 2002, which reported a net loss of $7,843 for the prior twelve months.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Shatrusen, Inc. (CIK No. 1425035), is a revoked Nevada corporation located in Ocala, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $3,851 for the prior nine months.

Texas Sweet Crude Oil Corp. (CIK No. 1389871) is a forfeited Delaware corporation located in Melbourne, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $55,515 for the prior nine months. As of November 26, 2013, the company's stock (symbol "TXSC") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Catch By Gene, Inc., is REVOKED;

the REGISTRATION of the registered securities of Four Star Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Great Spirits, Inc., is REVOKED;

the REGISTRATION of the registered securities of Solid Management Corp. is REVOKED;

the REGISTRATION of the registered securities of Shatrusen, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Texas Sweet Crude Oil Corp. is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]


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Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).